Exhibit 99.3
Report of Independent Registered Public Accounting Firms
The Stockholders and Board of Directors
Conrail Inc.:
We have audited the accompanying consolidated statements of income, stockholders’ equity and cash flows of Conrail Inc. and subsidiaries for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements of Conrail Inc. and subsidiaries referred to above present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the consolidated financial statements, effective January 1, 2003 the Company adopted Financial Accounting Standards Board Statement No. 143, Accounting for Asset Retirement Obligations.
The accompanying financial statements for 2005 and 2004 were not audited by us and, accordingly we do not express an opinion on them.

KPMG LLP	Ernst & Young LLP
Norfolk, Virginia	Jacksonville, Florida
January 27, 2004,
except for Note 2, as to which
the date is January 21, 2005

CONRAIL INC.
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	(Unaudited)	(Unaudited)
($ In Millions)	2005	2004	2003
Revenues — NSC/CSX	$276	$255	$235

Revenues — Third parties	102	97	81

Total operating revenues	378	352	316

Operating expenses
Compensation and benefits	187	189	168
Material, services and rents	103	121	118
Depreciation and amortization	27	29	30
Casualties and insurance	9	11	16
Fuel	10	7	6
Other	10	13	14

Total operating expenses	346	370	352

Income (loss) from operations	32	(18)	(36)

Interest expense	(7)	(8)	(9)

Other income, net (Note 11)	88	61	58

Income from continuing operations before income taxes and accounting changes	113	35	13

Provision for income taxes (Note 8)	28	13	3

Income from continuing operations before accounting changes	85	22	10

Income from discontinued operations, net of tax (Note 2)	—	119	191

Cumulative effect of changes in accounting principles, net of tax (Note 1)	—	(1)	2

Net Income	$85	$140	$203

See accompanying notes to the consolidated financial statements.

CONRAIL INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	(Unaudited)	(Unaudited)
($ In Millions)	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$20	$20
Accounts receivable, net	24	25
Income taxes receivable (Note 8)	5	73
Due from NSR/CSXT (Note 3)	134	165
Material and supplies	9	8
Deferred income taxes (Note 8)	38	40
Other current assets	3	3

Total current assets	233	334

Property and equipment, net (Note 5)	560	560
Due from NSR/CSXT (Note 3)	308	225
Due from NSC/CSX (Note 3)	105	—
Other assets (Note 6)	269	295

Total assets	$1,475	$1,414

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$30	$18
Current maturities of long-term debt (Note 7)	44	50
Due to NSC/CSX (Note 3)	6	4
Wages and employee benefits	35	33
Casualty reserves	32	32
Accrued and other current liabilities (Note 6)	86	105

Total current liabilities	233	242

Long-term debt (Note 7)	215	266
Casualty reserves	87	109
Deferred income taxes (Note 8)	66	17
Other liabilities (Note 6)	439	419

Total liabilities	1,040	1,053

Commitments and contingencies (Note 12)
Stockholders’ equity (Notes 2 and 10)
Common stock ($1 par value; 100 shares authorized, issued and outstanding)	—	—
Additional paid-in capital	456	445
Retained earnings	102	17
Accumulated other comprehensive loss	(123)	(101)

Total stockholders’ equity	435	361

Total liabilities and stockholders’ equity	$1,475	$1,414

See accompanying notes to the consolidated financial statements.

CONRAIL INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
($ in Millions)

			Accumulated
	Additional		Other
	Paid-In	Retained	Comprehensive
	Capital	Earnings	Loss	Total
Balance , January 1, 2003	$2,221	$2,134	$(129)	$4,226
Comprehensive income - 2003
Net Income	—	203	—	203
Minimum pension liability, net (Note 9)	—	—	25	25

Total comprehensive income				228

Balance , December 31, 2003	2,221	2,337	(104)	4,454

Comprehensive income — 2004 (Unaudited)
Net Income (Unaudited)	—	140	—	140
Minimum pension liability, net (Unaudited) (Note 9)	—	—	3	3

Total comprehensive income (Unaudited)				143

Conrail Corporate Reorganization (Unaudited)(Note 2)	(1,776)	(2,460)		(4,236)

Balance , December 31, 2004 (Unaudited)	445	17	(101)	361

Comprehensive income — 2005 (Unaudited)
Net Income (Unaudited)	—	85	—	85
Minimum pension liability, net (Unaudited) (Note 9)	—	—	(22)	(22)

Total comprehensive income (Unaudited)				63

Tax refund allocation to spun-off subsidiaries (Unaudited) (Note 8)	11			11

Balance, December 31, 2005 (Unaudited)	$456	$102	$(123)	$435

See accompanying notes to the consolidated financial statements.

CONRAIL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	(Unaudited)	(Unaudited)
		Revised	Revised
		See Note 1	See Note 1
($In Millions)	2005	2004	2003
Cash flows from operating activities
Net income	$85	$140	$203
Adjustments to reconcile net income to net cash provided by operating activities:
Net cumulative effect of changes in accounting principles	—	1	(40)
Depreciation and amortization	27	219	329
Deferred income taxes	48	(26)	(12)
Gains from sales of property	(9)	(3)	(7)
Pension cost (benefit)	12	10	(4)
Changes in:
Accounts receivable, net	1	1	1
Income taxes receivable	68	—	—
Accounts and wages payable	14	(14)	4
Due to NSC/CSX	2	(1)	(4)
Other, net	9	(30)	(58)

Net cash provided by operating activities	257	297	412

Cash flows from investing activities
Notes receivable from NSR/CSXT	(124)	—	—
Notes receivable from NSC/CSX	(105)	(213)	(339)
Property and equipment acquisitions	(26)	(31)	(35)
Other	14	3	14

Net cash used in investing activities	(241)	(241)	(360)

Cash flows from financing activities
Payment of long-term debt, net	(16)	(54)	(57)

Net cash used in financing activities	(16)	(54)	(57)

Net change in cash and cash equivalents	—	2	(5)
Cash and cash equivalents
At beginning of year	20	18	23

At end of year	$20	$20	$18

Supplemental cash flow information
Cash paid during the year for:
Interest	$24	$80	$100
Income taxes	$25	$73	$129
See accompanying notes to the consolidated financial statements.

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
1.	Summary of Significant Accounting Policies
Description of Business
Conrail Inc. (“Conrail” or the “Company”) is a holding company whose principal subsidiary is Consolidated Rail Corporation (“CRC”), a principal switching and terminal railroad operating in Pennsylvania, New Jersey and Michigan. Norfolk Southern Corporation (“NSC”) and CSX Corporation (“CSX”), two of the major railroad holding companies in the United States, jointly control Conrail through their ownership interests in CRR Holdings LLC (“CRR”), whose major subsidiary is Green Acquisition Corporation (“Green Acquisition”), which owns Conrail. NSC and CSX have equity interests in CRR of 58% and 42%, respectively, and voting interests of 50% each. Through its subsidiary, CRC, Conrail owns, manages and operates certain rail properties (“Shared Assets Area”) for the joint and exclusive benefit of the railroad subsidiaries of NSC and CSX, Norfolk Southern Railway Company (“NSR”)and CSX Transportation, Inc. (“CSXT”), respectively.
On August 27, 2004, Conrail, NSC and CSX completed a reorganization of Conrail (“Conrail Reorganization”), which resulted in the spin-off of two former CRC subsidiaries, Pennsylvania Lines LLC (“PRR”) and New York Central Lines LLC (“NYC”), respectively. Prior to the Conrail Reorganization, PRR and NYC owned a substantial share of Conrail’s assets and leased these assets through separate but identical operating agreements to NSR and CSXT, respectively. As a result of the Conrail Reorganization, the operating and lease agreements were terminated and PRR and NYC were merged into NSR and CSXT, respectively. Consequently, the results of operations, and assets and liabilities for PRR and NYC have been classified as discontinued operations in the consolidated financial statements for all periods presented. In addition, as part of the Conrail Reorganization, the Company restructured its existing unsecured and secured indebtedness, with the consent of CRC’s debtholders (see Note 2 to the Consolidated Financial Statements).
The Conrail Reorganization did not involve the Shared Assets Area. Accordingly, subsequent to the Conrail reorganization the major source of the Company’s revenues is from CSXT and NSR, related to fees paid for their joint access and reimbursable cost incurred by
CRC in operating the Shared Assets Area. Also, effective with the Conrail Reorganization and the restructuring of its existing unsecured and secured debt, Conrail has entered into various sublease arrangements with NSR and CSXT.

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Principles of Consolidation
The consolidated financial statements include the Company and its majority-owned subsidiaries. As of January 1, 2004, the financial statements also include the consolidated results for a variable interest entity for which the Company is the primary beneficiary (See Note 1 New Accounting Pronouncements). Investments in 20% to 50% owned companies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated. Effective with the Conrail Reorganization, the Company no longer has any equity investees.
Cash Equivalents
Cash equivalents consist of highly liquid securities purchased with a maturity of three months or less, and are stated at cost which approximates market value.
For 2004 and 2003, the Company has revised the consolidated statements of cash flows by combining cash flows from discontinued operations with cash flows from continuing operations within each category. Previously, cash flows from discontinued operations were reported as a single amount within operating cash flows.
Material and Supplies
Material and supplies consist of maintenance material valued at the lower of cost or market.
Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided using the group method over estimated service lives. Expenditures, including those on leased assets that extend an asset’s useful life or increase its utility, are capitalized. Maintenance expense is recognized when repairs are performed. The cost (net of salvage) of depreciable property retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized. Gains and losses on disposal of land and all other property are included in Other Income, net (See Note 11). In 2005, the overall depreciation rate averaged 2.9% for all roadway and equipment.
During 2003, the Company completed a study to update the estimated useful lives of its roadway and track property and the associated accumulated depreciation reserves. This review did not have a material impact on the Company’s consolidated financial statements.
Asset Impairment
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Expected future cash flows from the use and disposition of long-lived assets are compared to the current carrying amounts to determine the potential impairment loss.

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
New Accounting Pronouncements
Conrail adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”) which requires that a variable interest entity be consolidated by the company that is subject to a majority of the economic risks and/or rewards of that entity. Pursuant to FIN 46R, on January 1, 2004, the Company consolidated a locomotive leasing entity, Locomotive Management Services (“LMS”) and recorded a $1 million net adjustment for the cumulative effect of this accounting change. The consolidation of LMS will not have an impact on net income in future periods as the Company previously accounted for its investment in LMS under the equity method of accounting.
Conrail also adopted FASB Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”, effective January 1, 2003. Pursuant to SFAS 143, companies are precluded from accruing removal cost expenses that are not legal obligations. Previously, Conrail and most other railroads had accrued removal costs as a component of depreciation expense. In the first quarter of 2003, Conrail recorded income of $40 million ($65 million before taxes) for the cumulative effect of this change. Of this amount, $38 million ($62 million before taxes) is related to the discontinued operations of PRR and NYC. Effective with this pronouncement, removal costs are expensed as incurred. This change did not have a material impact on the Company’s consolidated financial statements.
Revenue Recognition
The Company’s major sources of revenues are from NSC and CSX, primarily in the form of rental revenues and operating fees, which are recognized when earned. Conrail also has third party revenues, which are recognized when earned, related to the operations of Indiana Harbor Belt Railroad Company, a 51% owned terminal railroad subsidiary.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management reviews its estimates, including those related to the recoverability and useful lives of assets as well as liabilities for litigation, environmental remediation, casualty claims, income taxes and pension and postretirement benefits. Changes in facts and circumstances may result in revised estimates.

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Reclassifications
Certain amounts in the consolidated financial statements and notes thereto have been reclassified to conform to the 2005 presentation.
2.	Conrail Reorganization
On August 27, 2004, Conrail, together with NSC and CSX, completed the Conrail Reorganization. Prior to the Conrail Reorganization, CRC’s former subsidiaries, PRR and NYC owned a substantial share of Conrail’s assets and leased these assets through separate but identical operating agreements to NSR and CSXT, respectively. Pursuant to the Conrail Reorganization, these agreements were terminated and the direct ownership of PRR and NYC was transferred to NSR and CSXT, respectively. The Conrail Reorganization has been approved by the Surface Transportation Board (“STB”) and has received favorable rulings from the Internal Revenue Service (“IRS”) regarding certain tax matters.
As a part of the Conrail Reorganization, the Company restructured its existing unsecured and secured public indebtedness, with the consent of CRC’s debt holders. NSR and CSXT offered substantially similar unsecured debt securities in a 58%/42% ratio in exchange of CRC’s unsecured debentures. Of the $800 million total unsecured debentures, $779 million were accepted for exchange and became direct unsecured obligations of NSR and CSXT. The Company’s secured debt and lease obligations remained obligations of CRC and are supported by new leases and subleases which became the direct lease and sublease obligations, also in a 58%/42% ratio of NSR and CSXT, respectively. In accordance with EITF 87-24, “Allocation of Interest to Discontinued Operations,” interest expense related to the exchanged debt and the direct lease and sublease obligations assumed by NSR and CSXT has been allocated to discontinued operations for all periods presented.
At August 27, 2004, the Company charged $4.2 billion, principally the net assets of the discontinued operations of PRR and NYC against stockholders’ equity to reflect the Conrail Reorganization. In addition, Conrail recorded net operating loss carrybacks and carryforwards of approximately $73 million and $27 million, respectively, related to the Conrail Reorganization (See Note 8).

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
The following table summarizes the reporting of the discontinued operations on the Consolidated Statements of Income:
Condensed Statement of Operations
$ in Millions

	Year to Date Period Ended
	Aug. 27, 2004	Dec. 31, 2003
Total operating revenues	$406	$602
Total operating expenses	196	307

Income from operations	210	295
Interest expense	(59)	(90)
Other income, net	37	38

Income before income taxes and accounting change	188	243
Provision for income taxes	69	90

Income before accounting change	119	153
Accounting change, net of tax	—	38

Income from discontinued operations	$119	$191

3.	Related Parties Transactions
Shared Assets Area
NSR and CSXT pay Conrail a fee for joint and exclusive access to the Shared Assets Area. In addition, NSR and CSXT pay, based on usage, the costs incurred by Conrail to operate the Shared Assets Area plus a profit factor.
Payments made by NSR to Conrail under the Shared Assets agreements were $149 million, $109 million and $135 million during 2005, 2004 and 2003, respectively, of which $30 million, $27 million and $31 million, were minimum rents. Payments made by CSXT to Conrail under the Shared Assets agreements were $112 million, $91 million and $124 million during 2005, 2004 and 2003, respectively, of which $21 million, $19 million and $24 million, were minimum rents.

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Future minimum lease payments to be received from NSR/CSXT for the Shared Assets Area are as follows:

$ in Millions
Year Ending December 31,	From NSR	From CSXT	Total
2006	$25	$18	$43
2007	25	18	43
2008	25	18	43
2009	25	18	43
2010	25	18	43
2011 and Beyond	331	240	571

Total	$456	$330	$786

Equipment Financing Agreements
As part of the Conrail Reorganization, CRC obtained consents from debtholders and other related parties regarding amendments to certain of the Company’s existing equipment financing obligations. Under the amended agreements, CRC’s existing secured debt and lease obligations related to these equipment financings remain in effect but are supported by new leases and subleases which became the direct lease and sublease obligations in an approximate 58%/42% ratio of NSR and CSXT, respectively. In general, payments received by Conrail from NSR and CSXT under the direct lease and sublease agreements equal the Company’s existing lease obligations and in 2005 totaled $62 million and $44 million from NSR and CSXT, respectively. Payments received in 2004 under these agreements totaled $16 million and $11 million from
NSR and CSXT, respectively.
Future minimum lease payments to be received from NSR/CSXT under the Equipment Financing agreements are as follows:

$ in Millions
Year Ending December 31,	From NSR	From CSXT	Total
2006	$52	$38	$90
2007	64	47	111
2008	41	29	70
2009	34	24	58
2010	19	13	32
2011 and Beyond	41	28	69

Total	$251	$179	$430

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Related Party Balances and Other Transactions
“Due from NSR/CSXT” at December 31, 2005 and 2004, is comprised of amounts due for the Shared Assets Area operations and the Equipment Financing Agreements. Also at December 31, 2005, “Due from NSR/CSXT” includes 30 year interest-bearing notes receivable issued in 2005 totaling $101 million at 4.40% from NSR and $23 million at 4.52% from CSXT. Interest income related to the notes receivables “Due from NSR/CSXT” was approximately $1 million in 2005.
“Due from NSC/CSX” at December 31, 2005 is comprised of 30 year interest-bearing notes receivable issued in 2005 totaling $32 million at 4.52% from NSC and $73 million at 4.40% from CSX. Interest income related to the notes receivables “Due from NSC/CSX” was approximately $2 million in 2005.
“Due to NSC/CSX” includes amounts payable for property and equipment rentals, as well as amounts related to service provider agreements with both NSC and CSX to provide certain general and administrative support to CRC.
A summary of the “Due to NSC/CSX” activity for the services described above follows:

$ in Millions
	Payments		Payments
	to NSC		to CSX
	2005	2004	2005	2004
Service Provider Agreements	$7	$6	$3	$3
Material purchases	11	8	—	—
Rental of locomotives, equipment and facilities	4	6	3	4
Capital Project activities	—	2	—	3

Total payments	$22	$22	$6	$10

	2005	2004	2005	2004
“Due to NSC/CSX” at December 31	$5	$3	$1	$1
From time to time, NSC and CSX, as the indirect owners of Conrail, may need to provide some of the Company’s cash requirements through capital contributions, loans or advances. Through December 31, 2005 there have been no transactions under these arrangements.

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
4.	Other Items
In November 2004, a settlement was reached among Conrail and other parties relating to insurance recoveries for environmental remediation costs. Under the terms of the settlement, Conrail received approximately $9 million in the first quarter of 2005. In the fourth quarter of 2004, the Company recognized a pretax gain of $9 million resulting from the settlement, which is included in the “Other income, net” line item of the income statement.
In 2004, Conrail made payments totaling approximately $15 million, relating to obtaining consents from debtholders and other related parties regarding amendments to certain of the Company’s existing equipment financing obligations. The amounts are included as operating activities in the cash flow statement.
5.	Property and Equipment

	December 31,
	2005	2004
	($ In Millions)
Roadway	$727	$709
Equipment	141	145
Accumulated depreciation	(315)	(304)

	553	550

Capital leases (primarily equipment)	49	52
Accumulated amortization	(42)	(42)

	7	10

	$560	$560

6. Composition of Certain Balance Sheet Amounts
The components of certain balance sheet accounts were as follows:
          Other Assets

	December 31,
	2005	2004
	($ In Millions)
Prepaid Pension cost	$111	$121
Employee Benefit Trust	106	105
Yen denominated deposits	22	33
Other	30	36

	$269	$295

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Accrued and Other Current Liabilities

	December 31,
	2005	2004
	($ In Millions)
Operating leases	$22	$37
Income and other taxes	30	32
Other	34	36

	$86	$105

Other Liabilities

	December 31,
	2005	2004
	($ In Millions)
Pension and other postretirement benefits	$266	$235
Environmental reserves	48	57
Unearned revenues	46	48
Minority interest	35	32
Other	44	47

	$439	$419

7.	Long-term Debt and Leases
As part of the Conrail Reorganization, CRC obtained consents from debtholders and other related parties regarding amendments to certain of the Company’s existing equipment financing obligations. Under the amended agreements, CRC’s existing secured debt and lease obligations related to these equipment financings remain in effect but are supported by new leases and subleases which became the direct lease and sublease obligations in an approximate 58%/42% ratio of NSR and CSX, respectively. In general, payments received by Conrail from NSR and CSX under the direct lease and sublease agreements equal the Company’s existing lease obligations.
Long-term debt
Long-term debt outstanding, including the weighted average interest rates at December 31, 2005, is composed of the following:

	December 31,
	2005	2004
	($ In Millions)
Capital leases	$87	$118
Debentures payable, 7.88%, due 2043	12	12
Debentures payable, 9.75%, due 2020	9	9
Equipment and other obligations, 7.21%	151	177

Total Long-term debt	259	316
Current portion	(44)	(50)

Long-term debt excluding current portion	$215	$266

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Equipment and other obligations mature in 2006 through 2043 and are collateralized by a net lease receivable of $123 million at December 31, 2005. Maturities of long-term debt other than capital leases net of the lease receivable amounts due under the equipment financing agreements are as follows:
Debentures, Equipment and Other Obligations
$ in Millions

	Gross	Lease
Year Ending December 31,	Commitments	Receivable	Net
2006	$25	$20	$5
2007	47	43	4
2008	21	17	4
2009	15	11	4
2010	12	8	4
2011 and Beyond	52	24	28

Total	$172	$123	$49

Leases
The Company’s noncancelable long-term leases generally include options to purchase at fair value and to extend the terms. Certain lease obligations are payable in Japanese yen, which require the maintenance of yen-denominated deposits sufficient to satisfy the yen-denominated obligation. These deposits are included in the “Other assets” line item of the balance sheet and totaled $22 million and $33 million at December 31, 2005 and December 31, 2004, respectively. Capital leases have been discounted at rates ranging from 3.09% to 14.26% and are collateralized by net lease receivables of $49 million at December 31, 2005.
The future minimum lease payments for the capital and operating leases net of the lease receivable amounts due under the equipment financing agreements are as follows:

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Capital Leases
$ In Millions

	Gross Lease	Lease
Year Ending December 31,	Commitments	Receivable	Net
2006	$24	$17	$7
2007	28	19	9
2008	15	11	4
2009	23	12	11
2010	12	1	11
2011 and Beyond	—	—	—

Total	102	60	42
Amount representing interest	(15)	(11)	(4)

	$87	$49	$38

Operating Leases
$ In Millions

	Gross Lease	Sublease
Year Ending December 31,	Commitments	Rentals	Net
2006	$48	$44	$4
2007	54	43	11
2008	51	38	13
2009	44	31	13
2010	33	21	12
2011 and Beyond	184	41	143

Total	$414	$218	$196

Operating lease rent expense was $54 million in 2005 and $60 million in both 2004 and 2003. Sublease rental income commencing in August 2004 with the Conrail Reorganization totaled $50 million in 2005 and $17 million in 2004.

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
8.	Income Taxes
Conrail is included in the consolidated federal income tax return of Green Acquisition Corporation and Subsidiaries (“Green”).
Total income taxes for the years ended December 31, were allocated as follows:

	2005	2004	2003
		($ In Millions)
Income from continuing operations	$28	$13	$3
Discontinued operations (includes $24 million in 2003 for accounting change)	—	69	114
Cumulative effect of changes in accounting principles	—	—	1
Stockholders’ equity, for Accumulated
Other Comprehensive Loss recognized for minimum pension liability	(12)	9	16

	$16	$91	$134

The amount related to Accumulated Other Comprehensive Loss for 2004 includes $4 million tax expense related to a change in the effective tax rate in connection with the Conrail reorganization.
The provisions for income taxes for continuing operations are composed of the following:

	2005	2004	2003
		($ In Millions)
Current
Federal	$(18)	$(6)	$(8)
State	(2)	1	(1)

	(20)	(5)	(9)

Deferred
Federal	44	8	11
State	4	10	1

	48	18	12

	$28	$13	$3

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Reconciliation of the U.S. statutory tax rates with the effective tax rates is as follows:

	2005	2004	2003
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.1	1.5	1.3
Settlement of tax audit	(11.3)	—	-
Corporate-owned life insurance	(.1)	(1.1)	(10.0)
Other	.3	.4	1.3

Effective tax rate	25.0%	35.8%	27.6%

During the third quarter of 2005, the Internal Revenue Service (IRS) advised Green that the Congressional Joint Committee on Taxation had completed its consideration of the IRS special report (made to satisfy the requirements of section 6405 of the Internal Revenue Code of 1986) for Green’s federal income tax returns for the short tax period beginning May 24, 1997 and ending December 1997, and calendar years ending December 1998 through December 2001, and have taken no exception to the conclusions reached by the IRS and approved a refund of approximately $120 million (this included interest of approximately $19 million). Conrail has recognized the interest portion of the refund in the “Other income, net” line item of the income statement.
In conjunction with the tax refund, the Company also recognized income tax benefits of approximately $13 million, which is reflected in the “Provision for income taxes” line item of the income statement. The income tax benefit adjustment is net of the impact of additional tax liabilities required for reversing temporary differences and an increase in the Company’s effective tax rate. Also in accounting for the tax refund, the Company under the provisions of a tax allocation agreement, distributed a share of the refund proceeds and other tax items to the former CRC subsidiaries PRR and NYC which were spun-off as part of the Conrail Reorganization. The net effect of the tax allocation transactions, approximately $11 million, has been recognized in stockholders’ equity.
As part of the Conrail Reorganization in 2004, a $267 million bond redemption premium deduction was taken on the Green tax return for the period ended December 31, 2004 which contributed to Green having a consolidated federal taxable loss for 2004. The taxable loss resulted in the Company filing for refunds ($66 million federal and $7 million state) of the 2004 estimated tax payments. The $73 million income tax refund receivable is reflected in the “Income taxes receivable” line item of the Balance Sheet as of December 31, 2004.

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
During 2005, $55 million of the federal income tax refund was received and the remaining $11 million was applied and credited towards the 2005 federal income tax estimate. Also in 2005, $5 million of the state income tax refund was received and $1 million has been applied and credited towards the 2005 state income tax estimate.
Significant components of the Company’s deferred income tax assets (liabilities) are as follows:

	December 31,
	2005	2004
	($ In Millions)
Current assets	$—	$—
Current liabilities	38	40

Current deferred tax asset, net	$38	$40

Non-current liabilities:
Property and equipment	(155)	(97)
Other	(65)	(98)

	(220)	(195)

Non-current assets:
Non-deductible reserves and other liabilities	154	178

Non-current deferred income tax asset (liability), net	$(66)	$(17)

Net deferred income tax asset (liability)	$(28)	$23

As of December 31, 2005 , the Company had state net operating loss carryforwards of approximately $37 million that are anticipated to be utilized through 2023.
The Company has not recorded a valuation allowance, as management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.
9.	Pension and Other Postretirement Benefits
The Company and certain subsidiaries sponsor defined benefit qualified and nonqualified pension plans, covering principally non-union employees. The Company and certain subsidiaries also sponsor plans that provide for medical benefits and life insurance coverage to eligible retirees.

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Pension Plan Asset Management
Six investment firms manage the Company’s defined benefit pension plans’ assets under investment guidelines approved by a pension fund investment committee. Investments are allocated among domestic fixed income investments, and domestic and international equity investments. Limitations restrict investment concentration and use of certain derivative instruments. Fixed income investments must have an average rating of ‘AA’ or better. Equity investments must be in liquid securities listed on national exchanges. However no direct investment is permitted in the securities of either NSC or CSX. Equity investment managers have specific equity strategies and their returns are expected to exceed selected market indices by prescribed margins.
The target asset allocation range is for equity allocations to be between 44% and 56% of the fund’s assets with approximately 10% of the assets allocated to international equity investments. The asset allocation on December 31, 2005, was 47% in fixed income investments and 53% in equity investments including 11% in international equities. This compared to 46% fixed income and 54% equity including 12% international equity as of December 31, 2004.
The plans’ assumed future returns are based principally on the asset allocation and the historic returns for the plans’ asset classes determined from both the actual plan returns and, over longer time periods, the market returns for those asset classes.

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Obligations and Funded Status
The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of assets over the two- year period ended December 31, 2005, and a statement of the funded status as of December 31 of both years:

			Other Postretirement
	Pension Benefits		Benefits
($ In Millions)	2005	2004	2005	2004
Change in benefit obligation
Net benefit obligation at beginning of year	$670	$655	$38	$37
Service cost	2	2	—	—
Interest cost	37	40	2	2
Plan participants’ contributions	—	—	7	9
Actuarial losses	31	34	2	2
Benefits paid	(58)	(61)	(12)	(12)

Net benefit obligation at end of year	$682	$670	$37	$38

Change in plan assets
Fair value of plan assets at beginning of year	$588	$576	$5	$6
Actual return on plan assets	24	71	—	-
Employer contributions	2	2	4	2
Plan participants’ contributions	—	—	7	9
Benefits paid	(58)	(61)	(12)	(12)

Fair value of plan assets at end of year	$556	$588	$4	$5
Funded status at end of year	$(126)	$(82)	$(33)	$(33)
Unrecognized prior service cost	6	6	(1)	(1)
Unrecognized actuarial (gains)losses	198	164	—	(2)

Net amount recognized at year end	$78	$88	$(34)	$(36)

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Accumulated Benefit Obligation
The accumulated benefit obligation is the actuarial present value of pension benefits based on current or past salary levels. The accumulated benefit obligation for all defined benefit plans was $671 million and $656 million as of December 31, 2005 and 2004, respectively.
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	December 31,
	2005	2004
	($ In Millions)
Projected benefit obligation	$(671)	$(661)
Accumulated benefit obligation	(662)	(649)
Fair value plan assets	545	576
Unfunded accumulated benefit obligation	(117)	(73)
Minimum Pension Liability
During 2005 and 2004, the Company recorded changes to its minimum pension liability, which is required due to the Company’s unfunded accumulated benefit obligation and recognized prepaid paid pension asset.
The changes do not impact net income but are recognized as adjustments to an intangible asset and accumulated other comprehensive income, net of tax. In 2005, the minimum pension liability increased $33 million, decreasing accumulated other comprehensive income $22 million, net of tax. In 2004, the minimum pension liability decreased $13 million, increasing accumulated other comprehensive income $3 million, net of tax. The intangible asset decreased $1 million in both 2005 and 2004.

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Amounts Recognized in Consolidated Balance Sheets
The following amounts have been recognized in the balance sheets as of December 31:

			Other Postretirement
	Pension Benefits		Benefits
($ In Millions)	2005	2004	2005	2004
Prepaid pension cost	$111	$121	$—	$—
Accrued benefit cost	(232)	(199)	(34)	(36)
Intangible asset	5	6	—	-
Accumulated other comprehensive loss	194	160	—	-

	$78	$88	$(34)	$(36)

The postretirement life insurance plan had plan assets totaling $4 million and $5 million at December 31, 2005 and December 31, 2004, respectively. There are no plan assets for the postretirement medical plans.
Actuarial Assumptions
The assumptions used in the measurement of the Company’s benefit obligations and benefit cost for the year ended December 31 are as follows:

			Other Postretirement
	Pension Benefits		Benefits
($ In Millions)	2005	2004	2005	2004
Funded Status:

Discount rate	5.50%	5.75%	5.50%	5.75%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%

Benefit Cost:
Discount rate	5.75%	6.25%	5.75%	6.25%
Expected return on plan assets	9.00%	9.00%	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%
A 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005, gradually decreasing to 5% by the year 2010.
Assumed health care cost trend rates affect amounts reported for the health care plans. The effect of a one percentage point increase and (decrease) in the assumed health care cost trend rate on the accumulated postretirement benefit obligation is approximately $1 million and $(1) million, respectively.

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Net Periodic Benefit Cost
The components of the Company’s net periodic benefit cost (benefit) for the plans are as follows:

	Year Ending December 31,
				Other Postretirement
	Pension Benefits			Benefits
($ In Millions)	2005	2004	2003	2005	2004	2003
Service cost	$2	$2	$1	$—	$—	$—
Interest cost	37	40	41	2	2	2
Expected return on assets	(45)	(47)	(52)	—	(1)	—
Amortization of:
Prior service cost	—	1	1	—	—	—
Actuarial loss	18	14	5	—	—	—

	$12	$10	$(4)	$2	$1	$2

Contributions and Estimated Future Benefit Payments
The Company is not required to make cash contributions to its defined benefit qualified plan in 2006, but may elect to make discretionary contributions depending upon the plan’s investment performance and the Company’s operating cash flows. The Company expects to contribute approximately $2 million to the non-qualified pension plan and $3 million to the other postretirement benefit plans in 2006.
The estimated future benefits to be paid for pensions and other postretirement benefits (OPEB) are:

Year Ending December 31,	Pensions	OPEB
	($ In Millions)
2006	$57	$3
2007	55	3
2008	54	3
2009	53	3
2010	52	3
2011 - 2015	247	15
Savings Plans
The Company and certain subsidiaries provide 401(k) savings plans for union and non-union employees. For the non-union savings plan, the Company matches a portion of employee contributions, subject to the applicable limitations. Savings plan expense related to the non-union savings plan was approximately $1 million in each of the years 2005, 2004 and 2003. There is no Company match provision under the union employee plan except for certain unions, which negotiated a Company match as part of their contract provisions.

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Incentive Compensation Plans
The Company has an incentive compensation plan for all non-union employees in which employees receive targeted cash awards upon attainment of certain performance criteria established by the Company’s Board of Directors. Compensation expense under this plan was approximately $3 million in each of the years 2005, 2004 and 2003.
The Company also has a long-term incentive plan under which phantom stock options are granted to officers and other key non-union employees. The option price for the phantom shares is equal to the blended fair market value of NSC and CSX common stock at the date of grant. Options will vest one year after grant date and the option term may not exceed ten years. Upon exercise, eligible participants will receive cash payments equal to the appreciation on the composite NSC and CSX common stock fair values. Compensation expense for this plan was $5 million in 2005, $6 million in 2004, and $2 million in 2003.
Change in Control payments
The Company has a long-term liability in connection with employment “change in control” agreements with certain former executives, which became operative as a result of the joint acquisition of Conrail. There were no payments in 2005, and payments were $1 million in 2004 and $4 million in 2003 made primarily from the Company’s pension plan. The remaining amount, approximately $27 million at December 31, 2005, will be paid out at the discretion of the participants in the program.
10.	Stockholders’ equity
In conjunction with the tax refund received in 2005, the Company under the provisions of a tax allocation agreement, distributed a share of the refund proceeds and other tax items to the former CRC subsidiaries PRR and NYC which were spun-off as part of the Conrail Reorganization. The net effect of the tax allocation transactions; approximately $11 million, has been recognized in stockholders’ equity (Note 8).
As a result of the Conrail Reorganization in 2004, the Company charged $4.2 billion, principally the net assets of the discontinued operations of PRR and NYC, against stockholders’ equity (Note 2).

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
11.	Other income, net

	2005	2004	2003
	($ In Millions)
Rental income	$48	$49	$46
Property sales	9	2	5
Interest income	28	3	3
Insurance settlements	3	10	1
Other, net	—	(3)	3

	$88	$61	$58

The increase in interest income in 2005 is primarily attributable to $19 million received in conjunction with the settlement of the tax audit (Note 8) and $3 million related to interest from the issuance of long-term notes to NSR/CSXT and NSC/CSX (Note 3).
12.	Commitments and Contingencies
Environmental
The Company is subject to various federal, state and local laws and regulations regarding environmental matters. Conrail is a party to various proceedings brought by both regulatory agencies and private parties under federal, state and local laws, including Superfund laws, and has also received inquiries from governmental agencies with respect to other potential environmental issues. At December 31, 2005, Conrail has received, together with other companies, notices of its involvement as a potentially responsible party or requests for information under the Superfund laws with respect to cleanup and/or removal costs due to its status as an alleged transporter, generator or property owner at 25 locations. Due to the number of parties involved at many of these sites, the wide range of costs of possible remediation alternatives, the changing technology and the length of time over which these matters develop, it is often not possible to estimate Conrail’s liability for the costs associated with the assessment and remediation of contaminated sites.
At December 31, 2005 and 2004, the Company had accrued $48 million and $57 million respectively, related to future environmental costs at Superfund sites and other sites based on known information and using various estimating techniques. The Company anticipates that much of this liability will be paid out over five years; however some costs will be paid out over a longer period. The Company believes the ultimate liability for these matters will not materially affect its consolidated financial condition.
The Company spent $2 million in 2005, $6 million in 2004 and $5 million in 2003 for environmental remediation and related costs.

CONRAIL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Information pertaining to December 31, 2005 and December 31, 2004 and the years then ended is unaudited except for Note 2)
Casualty
The Company is involved in various legal actions, principally relating to occupational health claims, personal injuries, casualties and property damage. The casualty claim liability is determined using the aid of an independent actuarial firm based upon claims filed and an estimate of claims incurred but not yet reported. The Company is generally self-insured for casualty claims. Claims in excess of self-insurance levels are insured up to excess coverage limits. While the ultimate amounts of claims incurred are dependent upon future developments, in management’s opinion, the recorded liability is adequate to cover expected probable payments.
Labor
CRC had 1,217 employees at December 31, 2005; approximately 89% of whom are represented by 12 different labor organizations and are covered by 16 separate collective bargaining agreements. These agreements remain in effect until changed pursuant to the Railway Labor Act. The Company was engaged in collective bargaining at December 31, 2005 with labor organizations representing approximately 87% of its labor force.
Guarantees
The Company is contingently liable under indemnification provisions related to the sale of tax benefits. This liability is recorded in the “Other liabilities” line item of the balance sheet and totaled $1 million at both December 31, 2005 and December 31, 2004.
13.	Fair Values of Financial Instruments
The fair values of “Cash and cash equivalents,” “Accounts receivable, net” and “Accounts payable” approximate the carrying values of these financial instruments at December 31, 2005 and 2004.
Using current market prices when available, or a valuation based on the yield to maturity of comparable debt instruments having similar characteristics, credit rating and maturity, the total fair value of the Company’s long-term debt, including the current portion, but excluding capital leases, is $188 million and $222 million at December 31, 2005 and 2004, respectively, compared with carrying values of $172 million and $198 million at December 31, 2005 and 2004, respectively.